Exhibit 99.1

News Release
For Immediate Release

Contact:
Jerry L. Ocheltree
President and CEO
Carolina Trust BancShares, Inc.
(704) 735-1104

Carolina Trust BancShares, Inc. Reports 2nd Quarter 2018 Results

➢	$0.08 Net Income Per Diluted Share for the second quarter of 2018 as compared to $0.04 Net Income Per Diluted Share in the second quarter of 2017

LINCOLNTON, N.C., July 26, 2018 (GLOBE NEWSWIRE) - Carolina Trust BancShares, Inc. (the “Company”) (NASDAQ - CART) reported its financial results today for the most recently completed fiscal quarter.  In the second quarter that ended June 30, 2018 (“2Q18”), the Company’s net income was $510,000 or $0.08 per diluted share as compared to $196,000 or $0.04 per diluted share in the quarter ended June 30, 2017 (“2Q17”), an increase of $314,000 (160%) or $0.04 per diluted share.

On June 15, 2018 the Company announced that it had entered into an agreement to acquire Clover Community Bankshares, Inc (“Clover”) and its subsidiary bank, Clover Community Bank (“Clover Bank”).  The pending acquisition requires regulatory and shareholder approvals.  During 2Q18 the Company incurred $323,000 in merger expenses.  If merger expenses were excluded, net income for 2Q18 would have been $792,000 or $0.12 per diluted share which is a non-GAAP (Generally Accepted Accounting Principles) measurement.  Please refer to “Note Regarding Use of Non-GAAP Financial Measures” and the non-GAAP reconciliation tables below for additional information.

The table below summarizes the key components of net income for 2Q17 and 2Q18.

$ in thousands	For the 3 months ended
	June 30, 2018	June 30, 2017	Increase (Decrease)	% Change
Interest income	$5,198	$4,266	$932	22%
Interest expense	1,155	846	309	37%
Net interest income	4,043	3,420	623	18%
Provision for loan loss	88	64	24	38%
Noninterest income	366	256	110	43%
Noninterest expense	3,620	3,327	293	9%
Pre-tax income	701	285	416	146%
Income tax expense	191	89	102	115%
Net income	$510	$196	$314	160%

Non-GAAP measurements:
Net income	$510	$196
+ Income tax	191	89
+ Provision for loan loss	88	64
= Pre-tax pre-provision income	$789	$349	$440	126%

Net income	$510	$196
+ Merger related expenses, net of tax	282	-0-
= Net income, adjusted to exclude merger expenses	$792	$196	$596	304%

Return on assets	0.44%	0.20%	0.24%
Pre-tax pre-provision return on assets	0.69%	0.36%	0.33%
Return on equity	4.69%	2.64%	2.05%
Net interest margin	3.76%	3.80%	(0.04%)
Efficiency ratio *	82%	91%	(9%)
Average assets	$460,556	$385,888	$74,668	19%
Average loans	$370,875	$317,221	$53,654	17%
Average deposits	$381,125	$326,081	$55,044	17%

*Note:  Efficiency ratio: Noninterest expense / (Net interest income + Noninterest income)

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Comparing 2Q18 with 2Q17, the $416,000 (+146%) increase in pre-tax income was due mostly to increases in net interest income of $623,000 (+18%) and noninterest income of $110,000 (+43%) that were partially offset by an increase in noninterest expense of $293,000 (+9%).  Income taxes increased by $102,000 (+115%), a  smaller percentage increase than pre-tax income due to the decrease in the Company’s marginal federal tax rate from 34% to 21%, effective January 1, 2018.

Net interest income increased from $3,420,000 in 2Q17 to $4,043,000 in 2Q18, primarily due to loan growth.  Average loans increased by $53.7 million (17%) from 2Q17 to 2Q18.  Over 80% of the loan growth was contributed by the Mooresville, Hickory and Denver, NC offices.

The net interest margin decreased by 4 basis points from 3.80% in 2Q17 to 3.76% in 2Q18.  The margin decrease was attributed to the shift in asset mix, as the ratio of average loans to average earning assets decreased from 88% in 2Q17 to 86% in 2Q18.  Although both the loan yield and cost of funds increased by 0.16% or 16 basis points, the additional liquidity maintained in cash and securities limited the increase in earning asset yield to 10 basis points.  For 2Q18, the yields were 5.24% for loans, 4.84% for earning assets, and 1.12% for cost of funds (including all interest bearing liabilities and non-interest bearing deposits).  If the Company’s subordinated debt were excluded, the cost of funds would be 0.96%.  Comparatively for 2Q17, the yields were 5.08% for loans, 4.74% for earning assets, and 0.96% for cost of funds.

Several factors affected loan yields including fed funds rate increases of 25 basis points each in June 2017, December 2017, March 2018, and June 2018.

Noninterest income increased by $110,000 from $256,000 in 2Q17 to $366,000 in 2Q18.  The increase was mostly due to higher overdraft fees on deposits which were $47,000 (+50%) higher in 2Q18 than 2Q17 and to an unrealized gain in equity securities that was $50,000 in 2Q18 as compared to $0 in 2Q17.  The growing Hickory branch that relocated to a newly constructed building during 2Q17 accounted for most of the increase in overdraft fees.  Under GAAP, beginning in 2018, the changes in fair value of equity securities are required to be recorded in income.  Previously, the changes in values were recorded through accumulated other comprehensive income in the equity section of the balance sheet.

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Noninterest expense increased by $293,000, from $3,327,000 in 2Q17 to $3,620,000 in 2Q18.  The largest increases were in merger expenses relating to the proposed acquisition of Clover, up $323,000, foreclosed asset expense, up $79,000 (+36%), and salaries & benefits expense, up $60,000 (+3%).  These increases were partially offset by a decrease in data processing expense, down $81,000 (-30%).

The merger expenses were attributed mostly to investment banking fees and legal fees associated with the Company’s plan to acquire Clover.  The increase in foreclosed asset expenses was attributed primarily to a write-down of one foreclosed property in the Charlotte area based on a recent appraisal and to an increase in general maintenance costs of the foreclosed properties.  The salaries & benefits expense was higher due mostly to salaries and wages, up $58,000 (+4%) from annual merit increases and from one additional employee in 2Q18 as compared to 2Q17.  Also, accruals for various employee incentive plans were higher by $34,000 (+29%).  Data processing expenses were lower due to an additional $77,000 recognized in 2Q17 to convert to a new core bank processing system.  The conversion was completed in 2017, and thus no conversion expenses were recognized in 2Q18.

During the second quarter of 2018, assets grew by $24 million (+5%) and were funded by deposit growth of $20 million (+5%) and stockholders’ equity of $18 million (+39%).  The cash generated from deposit and equity growth was also used to repay $12 million of the Bank’s advances from the Federal Home Loan Bank of Atlanta and the Company’s $3 million line of credit.

In April 2018, the Company initiated and completed a follow-on public offering of 2,310,000 shares of common stock at $8.00 per share.  The offering closed on April 23, 2018.  On May 14, the underwriters exercised in part their option to purchase additional shares of the Company’s common stock, purchasing 186,000 additional shares, also at $8.00 per share.  After deducting the underwriting discount and offering expenses, the net proceeds from both transactions totaled $18,438,000.

The asset growth during the second quarter was mostly in interest-earning deposits with banks, up $18 million (+50%) and in loans, up $7 million (+2%).  Commercial real estate loans grew by $9 million (+5%), with most of that increase being in non-owner occupied commercial real estate loans and owner occupied commercial real estate that increased by $6 million (+7%) and $3 million (+3%), respectively.  Loans collateralized by residential mortgages, including first liens on one to four family properties and home equity lines, increased by smaller amounts.  Conversely, there were decreases in acquisition, development and construction loans, mostly one-to-four family construction loans, totaling $4.6 million (-13%).

The Company grew deposits in all categories during 2Q18 including noninterest-bearing demand deposits, up $11 million (+17%), and interest bearing demand (including checking and money market), up $6 million (+5%), while time deposits and savings accounts grew by 1% each.  Management implemented a deposit incentive plan for 2018 with semi-annual goals to increase all deposit categories in each branch.  Management also continues to emphasize the importance of our borrowers having a deposit relationship with the Bank in addition to loan relationships.  Noninterest bearing deposits grew in each branch during 2Q18.  The largest amounts were in the Main office in Lincolnton, up $3.5 million (+26%), Gastonia, up $2.5 million (+26%), and Mooresville, up $2.2 million (+54%).

With the exception of the increase in foreclosed asset expenses discussed previously, asset quality measurements ranged from stable to improving during the second quarter of 2018.  The ratio of non-performing assets to total assets was 0.65% on June 30, 2018 as compared to 0.75% on March 31, 2018, as there were decreases in both nonperforming loans and foreclosed properties and an increase in total assets.  The annualized ratio of net charge-offs to average assets was 0.03% for 2Q18 as compared to 0.08% in 1Q18.  The ratio of the allowance for loan and lease losses to total loans remained unchanged at 1.03% at June 30, 2018 as compared March 31, 2018.  Similarly, the ratio of general allowance for non-impaired loans to total non-impaired loans was unchanged at 0.97% as compared to March 31, 2018.  The specific reserves for impaired loans decreased by $5,000 during the second quarter of 2018.

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Regulatory capital ratios for the Company’s wholly owned subsidiary, Carolina Trust Bank increased following a $6.4 million investment in the Bank by the Company of proceeds from the follow-on public offering closed in April 2018.  The Bank’s total risk-based capital ratio at June 30, 2018 was 13.14%, an increase from 11.41% at March 31, 2018.

About Carolina Trust BancShares, Inc.
 Carolina Trust BancShares, Inc. is a bank holding company and the parent company of Carolina Trust Bank.  Carolina Trust Bank is a full service, state-chartered bank headquartered in Lincolnton, N.C.  The bank operates in the Western Piedmont and Mountain Regions of North Carolina in nine full-service branch offices in Lincoln, Catawba, Gaston, Iredell and Rutherford Counties and a loan production office in Rowan County.

Additional Information About the Merger with Clover Community Bankshares, Inc. and Where to Find It. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed merger with Clover, the Company will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 with respect to the offering of the Company’s common stock as the merger consideration under the Securities Act of 1933, as amended, which will include a joint proxy statement of the Company and Clover and a prospectus of the Company. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and other relevant documents when they become available because they will contain important information about the merger.

You will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain free copies of these documents by directing a request by telephone or mail to Carolina Trust BancShares, Inc., 901 East Main Street, Lincolnton, North Carolina 28092, (704) 735-1104, or by accessing these documents at the Company’s website: www.carolinatrust.com; or by directing a request by telephone or mail to Clover Community Bankshares, Inc., 124 North Main Street, Clover, SC 29710, (803) 222-7660. The information on the Company’s website is not, and shall not be deemed to be, a part of or incorporated into any filings made with the SEC.

The Company, Clover, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and Clover in connection with the merger. Information about the directors and executive officers of the Company and their ownership of the Company’s common stock is set forth in the Company’s definitive proxy statement as previously filed with the SEC on March 29, 2018. Information about the directors and executive officers of Clover and their ownership of Clover common stock may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

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Caution Regarding Forward-Looking Statements: This news release contains forward-looking statements. Words such as “anticipates,” “ believes,” “estimates,” “expects,” “intends,” “should,” “will,” variations of such words and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current beliefs as to the expected outcomes of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Factors that could cause a difference include, among others: the impact of the Tax Cuts and Jobs Act, including any changes in the estimated revaluation of our tax assets and liabilities; changes in the national and local economies or market conditions; changes in interest rates, deposit flows, loan demand and asset quality, including real estate and other collateral values; changes in banking regulations and accounting principles, policies or guidelines; and the impact of competition from traditional or new sources. These and other factors that may emerge could cause decisions and actual results to differ materially from current expectations. The Company undertakes no obligation to revise, update, or clarify forward-looking statements to reflect events or conditions after the date of this release.

Note Regarding Use of Non-GAAP Financial Measures:  This news release presents certain non-GAAP financial measures.  The adjustments to reconcile from the applicable GAAP financial measures to the non-GAAP financial measures are included where applicable in financial results presented in accordance with GAAP.  The Company considers these adjustments to be relevant to ongoing operating results.  The Company believes that excluding the amounts associated with these adjustments to present the non-GAAP financial measures provides a meaningful base for the period-to-period comparisons, which will assist the regulators, investors, and analysts in analyzing the operating results or financial position of the Company.  The non-GAAP financial measures are used by management to assess the performance of the Company’s business, including for presentations of Company performance to investors.  The Company further believes that presenting the non-GAAP financial measures will permit investors and analysts to assess the performance of the Company on the same basis as that applied by management.  Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited.  Although non-GAAP financial measures are frequently used by shareholders to evaluate a company, they have limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of results reported under GAAP.  Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are included with this release.

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Dollars in thousands, except share and per share data

Carolina Trust BancShares, Inc.
Selected Financial Highlights

	Unaudited	Unaudited	(a)	Unaudited	Unaudited
	6/30/18	3/31/18	12/31/17	9/30/17	6/30/17
Balance Sheet Data:
Total Assets	$470,854	$446,610	$406,618	$400,297	$390,168
Total Loans	374,026	367,039	348,679	340,038	324,349
Reserve for Loan Loss	3,844	3,780	3,599	3,423	3,213
Total Deposits	393,279	372,902	340,653	337,589	330,893
Total Shareholders’ Equity	48,201	29,379	29,119	29,765	29,573

(a)	Note: Derived from audited financial statements

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Comparative Income Statements
For the Three Months Ended

	Unaudited 6/30/18	Unaudited 6/30/17	Variance $	Variance %
Income and Per Share Data:
Interest Income	$5,198	$4,266	$932	22%
Interest Expense	1,155	846	309	37%
Net Interest Income	4,043	3,420	623	18%
Provision for Loan Loss	88	64	24	38%
Net Interest Income After Provision	3,955	3,356	599	18%
Non-interest Income	366	256	110	43%
Non-interest Expense	3,620	3,327	293	9%
Income Before Taxes	701	285	416	146%
Income Tax Expense	191	89	102	115%
Net Income Available to Common Shareholders	$510	$196	$314	160%

Net Income Per Common Share:
Basic	$0.08	$0.04
Diluted	$0.08	$0.04
Average Common Shares Outstanding:
Basic	6,583,719	4,654,880
Diluted	6,671,626	4,722,607
Non-GAAP Measure Adjusted Net Income to Exclude Merger Expenses:
Income Before Taxes	$701	$285	$416	146%
Add: Merger Expenses	323	-0-	323	NM
Adjusted Income Before Taxes	1,024	285	739	259%
Income Tax Expense	191	89	102	115%
Less: Income Tax Benefit from Merger Expenses	41	-0-	-0-	NM
Adjusted Net Income Available to Common Shareholders	$792	$196	$596	304%

Net Income Per Common Share:
Basic	$0.12	$0.04
Diluted	$0.12	$0.04
Average Common Shares Outstanding:
Basic	6,583,719	4,654,880
Diluted	6,671,626	4,722,607

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Comparative Income Statements
For the Six Months Ended

	Unaudited 6/30/18	Unaudited 6/30/17	Variance $	Variance %
Income and Per Share Data:
Interest Income	$10,025	$8,343	$1,682	20%
Interest Expense	2,215	1,669	546	33%
Net Interest Income	7,810	6,674	1,136	17%
Provision for Loan Loss	340	215	125	58%
Net Interest Income After Provision	7,470	6,459	1,011	16%
Non-interest Income	696	450	246	55%
Non-interest Expense	6,716	6,304	412	7%
Income Before Taxes	1,450	605	845	140%
Income Tax Expense	359	198	161	81%
Net Income Available to Common Shareholders	$1,091	$407	$684	168%

Net Income Per Common Share:
Basic	$0.19	$0.09
Diluted	$0.19	$0.09
Average Common Shares Outstanding:
Basic	5,667,619	4,654,635
Diluted	5,763,824	4,728,495
Non-GAAP Measure Adjusted to Exclude Merger Expenses:
Income Before Taxes	$1,450	$605	$845	140%
Add: Merger Expenses	323	-0-	323	NM
Adjusted Income Before Taxes	1,773	605	1,168	193%
Income Tax Expense	359	198	161	81%
Less: Income Tax Benefit from Merger Expenses	41	-0-	41	NM
Net Income Available to Common Shareholders	$1,373	$407	$966	237%

Net Income Per Common Share:
Basic	$0.24	$0.09
Diluted	$0.24	$0.09
Average Common Shares Outstanding:
Basic	5,667,619	4,654,880
Diluted	5,763,827	4,728,495

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Carolina Trust BancShares, Inc.
Quarterly Income Statement
Dollars in thousands, except share and per share data

	For the three months ended:
Income and Per Share Data:	Unaudited 6/30/18	Unaudited 3/31/18	Unaudited 12/31/17	Unaudited 9/30/17	Unaudited 6/30/17
Interest Income	$5,198	$4,827	$4,672	$4,434	$4,266
Interest Expense	1,155	1,060	916	894	846
Net Interest Income	4,043	3,767	3,756	3,540	3,420
Provision for Loan Loss	88	252	149	340	64
Net Interest Income After Provision	3,955	3,515	3,607	3,200	3,356
Non-interest Income	366	330	301	282	256
Non-interest Expense	3,620	3,096	3,036	2,961	3,327
Income Before Taxes	701	749	872	521	285
Income Tax Expense	191	168	1,226	170	89
Net Income (Loss)	$510	$581	$(354)	$351	$196

Net Income (Loss) Per Common Share:
Basic	$0.08	$0.12	$(0.08)	$0.08	$0.04
Diluted	$0.08	$0.12	$(0.08)	$0.07	$0.04
Average Common Shares Outstanding:
Basic	6,583,719	4,660,325	4,654,880	4,654,880	4,654,386
Diluted	6,598,542	4,764,274	4,470,660	4,722,607	4,734,010
Non-GAAP Measure Adjusted to Exclude Merger Expenses:
Income Before Taxes	$701	$749	$872	$521	$285
Add: Merger Expenses	323	-0-	-0-	-0-	-0-
Adjusted Income Before Taxes	1,024	749	872	521	285
Income Tax Expense	191	168	1,226	170	89
Less: Income Tax Benefit from Merger Expenses	41	-0-	-0-	-0-	-0-
Adjusted Net Income (Loss)	$792	$581	$(354)	$351	$196
Net Income (Loss) Per Common Share:
Basic	$0.12	$0.12	$(0.08)	$0.08	$0.04
Diluted	$0.12	$0.12	$(0.08)	$0.07	$0.04
Average Common Shares Outstanding:
Basic	6,583,719	4,660,325	4,654,880	4,654,880	4,654,386
Diluted	6,598,542	4,764,274	4,470,660	4,722,607	4,734,010

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Carolina Trust BancShares, Inc.
Selected Financial Highlights
Dollars in thousands, except share and per share data

	6/30/18		3/31/18	12/31/17		9/30/17	6/30/17
Capital Ratios:
Common equity tier 1 capital ratio*	12.16%		10.43%	10.10%		10.31%	10.89%
Tier 1 capital ratio*	12.16%		10.43%	10.10%		10.31%	10.89%
Total capital ratio*	13.14%		11.41%	11.08%		11.26%	11.83%
Tier 1 leverage ratio*	10.45%		9.49%	9.22%		9.54%	9.75%

Tangible Common Equity (a)	$48,145		$29,315	$29,046		$29,682	$29,479
Common Shares Outstanding	7,156,987		4,660,987	4,657,880		4,654,880	4,654,880
Book Value per Common Share	$6.73		$6.30	$6.25		$6.39	$6.35
Tangible Book Value per Common Share (a)	$6.73		$6.29	$6.24		$6.38	$6.33
Performance Ratios for the 3 Months Ended (annualized):
Return on Average Assets	0.44	%***	0.55%	(0.35	%)**	0.35%	0.20%
Return on Average Common Equity	4.69	%***	8.00%	(4.71	%)**	4.67%	2.64%
Net Interest Margin	3.76%		3.79%	3.91%		3.80%	3.80%

Asset Quality:
Delinquent Loans (30-89 days accruing interest)	$957		$430	$649		$2,170	$2,615
Delinquent Loans (90 days or more and accruing)	$25		$-0-	$82		$-0-	$181
Non-accrual Loans	1,080		1,125	2,664		2,142	2,715
OREO and Repossessed property	1,971		2,215	789		467	583
Total Nonperforming Assets	$3,076		$3,340	$3,453		$2,609	$3,479

Restructured Loans	$4,006		$4,096	$4,163		$4,363	$4,428
Nonperforming Assets / Total Assets	0.65%		0.75%	0.87%		0.65%	0.89%
Nonperforming Assets / Equity Capital & ALLL	5.91%		10.07%	10.75%		7.86%	10.61%
Allowance for Loan Losses / Nonperforming Assets	124.94%		113.15%	101.80%		131.20%	92.36%
Allowance for Loan Losses / Total Loans	1.03%		1.03%	1.03%		1.01%	0.99%
Net Loan Charge-offs (Recoveries)	$24		$71	$(26)		$130	$323
Net Loan Charge-offs (Recoveries) / Average Loans (%) (annualized)	0.03%		0.08%	(0.03%)		0.16%	0.41%

Note:  Financial information is unaudited.

*Note:  Capital ratios are presented for Carolina Trust Bank which reports these ratios to the Federal Financial Institutions Examination Council on form FFIEC 051.
**Note:  For the three months ended December 31, 2017, excluding the impact of the deferred tax asset revaluation from the Tax Cuts and Jobs Act would result in ROA of 0.57% and an ROE of 7.68%.
***Note:  For the three months ended June 30, 2018, excluding merger expenses, net of tax, would result in an ROA of 0.69% and an ROE of 7.29%.

(a) Note
Reconciliation of GAAP to non-GAAP:	6/30/18	3/31/18	12/31/17	9/30/17	6/30/17
Shareholders’ equity (GAAP)	$48,201	$29,379	$29,119	$29,765	$29,573
Less: Core deposit intangible	56	64	73	83	94
Tangible Common Equity (non-GAAP)	48,145	29,315	29,046	29,682	29,479
Common Shares Outstanding	7,156,987	4,660,987	4,657,880	4,654,880	4,654,880
Tangible Book Value per Common Share (non-GAAP)	$6.73	$6.29	$6.24	$6.38	$6.33

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